

April 1, 2011

<u>Via Email</u>
Marcus Frasier
Chief Executive Officer
Idle Media, Inc.
216 Centre Avenue
Leesport, PA 19533

      Re: Idle Media, Inc.
                Item 4.02 Form 8-K
                Filed February 28, 2011
                File No. 333-156069

Dear Mr. Frasier:

      We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        /s/ Andrew D. Mew

                        Andrew D. Mew
                        Accounting Branch Chief